UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2024.

Commission File Number: 001-41893

HAFNIA LIMITED
c/o Inchona Services Limited
Washington Mall Phase 2, 4th Floor,
Suite 400, 22 Church Street, HM1189, Hamilton HM EX,
Bermuda
+1 441 295 3770

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

DOCUMENTS TO BE FURNISHED AS PART OF THIS FORM 6-K

Exhibit Number	Exhibit Description
99.1	Hafnia Limited Quarterly Financial Information Q1 2024 Presentation
99.2	Hafnia Limited Information Regarding Dividend Payment Q1 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HAFNIA LIMITED

	By:	/s/ Petrus Wouter Van Echtelt
	Name:	Petrus Wouter Van Echtelt,
	Title:	Chief Financial Officer

Date: May 15, 2024